January 28, 2005

Via EDGAR and Facsimile

George F. Ohsiek

Branch Chief

United States Securities and Exchange Commission

Mail Stop 03-08

Washington, D.C. 20549

RE:	Winn-Dixie Stores, Inc.

Form 10-K for the fiscal year ended June 30, 2004

Filed August 26, 2004

Form 10-Q for the quarterly period ended September 22, 2004

File no. 1-3657

Dear Mr. Ohsiek:

This letter sets forth the response of Winn-Dixie Stores, Inc. (the “Company”) to the staff’s comments set forth in its letter dated January 14, 2005. In accordance with the staff’s request and to assist in your review, we have included the staff’s comments and have numbered our responses to correspond with the staff’s comments. Please note that where context requires, the term “Company” means Winn-Dixie Stores, Inc. and its subsidiaries on a consolidated basis.

Form 10-K for the Fiscal Year Ended June 30, 2004

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Response to Comment #1: We note the staff’s comment with respect to including revisions in future filings, as applicable.

Item 7:	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended June 30, 2004 (“Fiscal 2004”) Compared to Fiscal Year Ended June 25, 2003 (“Fiscal 2003”), page 15

2.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, where you explain the decrease in gross margin, quantify the impact of the price reductions related to your shelf-price program, the decline in product growth funds and the increase in inventory shrink. Additionally, please supplement your discussion to indicate whether the changes represent trends expected to continue into the future. For example, indicate, if known, the anticipated impact of future sales declines on your ability to generate product growth funds. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response to Comment #2: We note the staff’s comment concerning the quantification of multiple business reasons that contribute to a material change in financial statement line items between periods. We will revise future filings to quantify the effects of multiple business reasons, where practicable, and provide additional discussion when applicable to our descriptions of material changes and trends in financial statement line items. However, we note that in some instances, the quantification of specific changes is not possible due to the difficulty in separating the impact of multiple reasons. One example is the impact on declining sales from competition and inconsistent customer service. In addition, if the changes represent known trends, we will revise future filings to discuss such trends.

3.	To the extent practicable and material to understanding your results of operations, consider quantifying the impact on sales and expenses of the additional week of operations in fiscal year 2004 over 2003.

Response to Comment #3: We note the staff’s comment and will revise future filings to quantify the impact of the additional week of operations in fiscal 2004 on sales, gross profit and expenses.

Liquidity and Capital Resources, page 20

4.	Please consider disclosing the average and peak borrowings under your revolving credit facility for each period presented. We believe this information is helpful to an understanding of your liquidity. Please also note that you are required to report gross borrowings and repayments under your credit facility on your statements of cash flows, unless your credit facility has underlying maturities of three months or less.

Response to Comment #4: We note your request to disclose the average and peak borrowings under our revolving credit facility and will revise future filings to include the disclosure in our discussion of liquidity and capital resources. Also, in future filings, the borrowings and repayments with maturities greater than three months will be reported gross in the statement of cash flows.

Contractual Obligations and Commercial Commitments, page 23

5.	Please consider revising your contractual obligations table to include estimated interest payments on your debt and planned funding of your retirement plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to understanding your cash requirements.

Response to Comment #5: We note your comment and will revise the contractual obligations table in future filings to include estimated interest payments on our debt as well as expected payments related to retirement plans which are not funded. In addition, we will include a footnote to the table describing our matching contributions to our 401(k) plan and that the amount of our contributions vary based upon the level of employee contributions. We note to the staff that our matching contributions do not represent a significant use of cash.

Financial Statements

Consolidated Statements of Operations, page 33

6.	Please separately state interest income and interest expense either here or in the footnotes. See paragraphs 7-8 to Rule 5-03 of Regulation S-X and also SFAS 34, which requires separate disclosure of total interest expense.

Response to Comment #6: Per Rule 5-03 of Regulation S-X we understand that, if material, non-operating income such as interest income should be stated separately on the statement of operations. Because the amount of our interest income is not material, we have decided not to state the amount separately on the statement of operations but, instead show it net with our only other non-operating income amount, interest expense. We note your comment and will revise future filings to state separately the interest income and interest expense components of interest expense, net in our footnotes.

Consolidated Statements of Cash Flows, page 35

7.	Please remove the subtotal for the adjustments to reconcile net (loss) earnings to net cash provided by operating activities.

Response to Comment #7: We note your comment and will revise future filings to remove the subtotal for the adjustments to reconcile net (loss) earnings to net cash provided by operating activities on our Statement of Cash Flows.

Consolidated Statements of Shareholders’ Equity, page 36

8.	We do not understand why the entries on your statements of shareholders’ equity captioned “common stock issued and stock compensation expense” and “stock options exercised” result in additions to retained earnings. Please advise. We may have further comment.

Response to Comment #8: The activity related to our deferred compensation arrangements, including stock option and restricted stock plans, are reflected in equity as a component of retained earnings. Because of the insignificance of the amounts and the lack of Additional Paid In Capital from other sources, we have elected to recognize this activity as a component of retained earnings.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

(g) Inventories, page 37

9.	Please consider disclosing here and/or in your critical accounting polices in MD&A, the approach used to price LIFO inventory increments (e.g. most recent acquisition price) and the pooling arrangements you use. We believe these disclosures are particularly important when the use of alternative inventory methods would result in significant differences in reported net income.

Response to Comment #9: We note your comment and will revise future filings to describe the approach used to price LIFO inventory increments and our pooling arrangements used when describing our inventory methods in our critical accounting policies. We would expect to revise our disclosure of item (g) Inventories in future filings as follows:

Inventories: Inventories are stated at the lower of cost or market. The “dollar-value, link-chain” last-in, first-out (LIFO) method is used to determine the cost of approximately 85% of inventories consisting primarily of non-perishable merchandise in stores and distribution warehouses. The earliest acquisition method is utilized to price LIFO inventory increments and items are pooled with items of similar characteristics.

(h) Revenue Recognition, page 38

10.	Please disclose the types of rewards your customers earn (e.g. cash rebates, coupons, etc.) under your Customer Reward Card program, how the rewards are earned and how you account for these awards as they are earned and when they are redeemed. Also disclose the line item(s) on the statements of operations that includes these rewards. Show us supplementally what the revised disclosures will look like in future filings and also tell us supplementally how your accounting and statement of operations classification complies with GAAP. Refer to EITFs 01-09 and 00-22, as applicable.

Response to Comment #10: Participation in our Customer Reward Card program provides customers with sales discounts at the time of purchase, which are recorded as a reduction of the sales price of an item at the time of purchase. From time to time, the Company may offer limited awards to customers in the form of sales discounts earned based on an accumulation of points for which point value is determined based on the dollar amount of purchases made. Historically, these awards have been insignificant. We accrue for outstanding points related to these programs based on a systematic and rational allocation of the cost of honoring the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The discounts earned are recognized as a reduction of revenue and the obligation for the award is recognized as a liability included in accrued expenses. The Company believes that it has complied with the guidance included in EITFs 01-9, paragraph 9 and EITF 00-22, paragraphs 10 through 13.

We would expect to revise our disclosure of item (h) Revenue Recognition in future filings as follows:

Revenue Recognition: The Company recognizes revenue at the point of sale for retail sales. Sales discounts are offered to customers at the point of sale as part of the Company’s Customer Reward Card program as well as other promotional events. All sales discounts are recorded as a reduction of sales at the time of sale.

In addition, from time to time, the Company offers awards to customers in the form of sales discounts to be used on future purchases based on an accumulation of points as part of its Customer Reward Card program. The obligation related to the award of a future sales discount is recognized as a reduction of sales based on a systematic and rational allocation of the cost of the award earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the award.

(i) Merchandise Cost, page 38

11.	We note that warehouse and delivery expenses are included in cost of sales. Please also disclose the other types of expenses that you include in the cost of sales line item and the types of expenses that you include in the other operating and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as other operating and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Response to Comment #11: We note your comment and will revise future filings to provide a more detailed explanation of the components of cost of sales. We would expect to revise our disclosure to include an additional significant accounting policy titled Cost of Sales as follows:

Cost of Sales: Cost of sales includes the cost of inventory sold during the period, net of discounts and allowances; purchasing costs; transportation costs including inbound freight and internal transfer costs; warehousing costs; receiving costs including inspection costs; and other costs of our distribution network. Advertising and promotional expenses are not considered a portion of cost of sales. Instead, these costs are classified as operating and administrative expenses.

(m) Self Insurance, page 39

12.	Please discuss here and/or in MD&A the significant changes in your reserve for insurance claims and self-insurance. In this regard, we note that these reserves increased 26% in fiscal 2004. This increase seems particularly noteworthy in light of the overall decrease in the principal drivers of insurance claims, such as number of employees and number of stores.

Response to Comment #12: Please note that the change in our reserve for insurance claims and self-insurance, both short-term and long-term, increased by 16% rather than 26% as described in your letter. We believe that the 26% was computed as the change in only the long-term portion. The increase in the liability relates to trends that were determined by the actuarially determined analysis to result in higher costs of settling claims. The reduction in workforce and store closures as mentioned in your letter had not yet been accomplished as of June 30, 2004, and thus was not a factor in the evaluation of the appropriateness of the level of our self insurance reserves. We will include a more detailed discussion of significant changes in the reserve within MD&A in future filings.

(u) Business Reporting Segments, page 42

13.	Based on your Item 1. Business disclosures, we note that you sell several types of products. Please revise your filings to provide the revenue disclosures by product group discussed in paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following product groups may be applicable:

•	Grocery (including meat, seafood, produce, deli, and bakery)

•	Floral

•	Pharmacy

•	Health and beauty

•	Photo lab

•	Other general merchandise and other special services

If you believe that other product categories are more appropriate, please advise.

Response to Comment #13: We believe we are currently in compliance with SFAS 131, paragraph 37, without disclosing the revenue by product groups described in your letter. We consider all of our products to fall within one product group and do not believe further segregation of the product group provides additional insight into our business.

10. Stock Compensation Plans, page 50

14.	Please revise your range of exercise prices so that the highest exercise price in a range is not greater than 150% of the lowest exercise price. See paragraph 48 of SFAS 123.

Response to Comment #14: We note your comment and will revise future filings to include additional breakdown of the range of exercise prices so that the highest exercise price in a range is not greater than 150% of the lowest exercise price.

15.	Please disclose the weighted-average exercise price for options exercisable at the end of each year for which a statement of operations is provided. See paragraph 47(a)(3) of SFAS 123.

Response to Comment #15: We note your comment and will revise future filings to provide additional disclosure of the weighted average exercise price for options exercisable at the end of each year for which a statement of operations is provided.

18. Discontinued Operations and Restructuring

2004 Asset Rationalization, page 58

16.	Please tell us supplementally how the exit of the 45 stores located within your core designated market areas (DMAs) qualify for reporting as discontinued operations under paragraph 42 of SFAS 144. In particular, since you generally maintain a 1st, 2nd, or 3rd market share position in core DMAs, we are unclear as to how the closure of these stores will result in the elimination of cash flows if the customers will shop at another Winn Dixie/Marketplace, SaveRite or City Markets store that is in close proximity. Your response should explain whether each of your stores is considered “a component of an entity” as described in paragraph 41 of SFAS 144 and how the cash flows of your identified components have been or will be eliminated from your ongoing operations as a result of the asset rationalization plan.

Response to Comment #16: We consider each store location to be a component of an entity as this is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, as described in paragraph 41 of SFAS 144. To determine if a location is includable in discontinued operations, we conducted an analysis of the stores in close proximity of other Winn-Dixie stores and other surrounding competitors and determined that cash flows would be eliminated. We concluded that the cash flow for all of the 45 core stores would be eliminated and therefore the stores were classified as discontinued operations. Additional details of how the determination was made concerning the elimination of the cash flows of the identified components will be provided supplementally.

17.	We note your disclosure here and on page 17 of MD&A of the total expected costs of your asset rationalization plan. Please disclose the estimated time frame over which the costs will be incurred. Also, as the majority of these costs will require future cash outlays, please revise the liquidity and capital resources section of your MD&A to discuss how you expect to fund these amounts.

Response to Comment #17: We note your comment and will revise future filings to more clearly describe the timeframe over which the costs of our asset rationalization plan will be incurred. In addition, we will revise the liquidity and capital resources section of our MD&A to discuss how the costs are expected to be funded.

Schedule II: Consolidated Valuation and Qualifying Accounts, page 69

18.	Please help us understand why the activity in your allowance for doubtful receivables is so significant each year. We assume that your trade and other receivables account consists primarily of accounts receivable from insurance companies generated by your in-store pharmacies. If this is incorrect, please advise. Please also consider whether you need to revise MD&A to discuss the significant activity in this allowance account.

Response to Comment #18: Our trade and other receivables account consists of receivables from vendors, receivables from insurance companies and third-party payers related to our in-store pharmacies, and amounts owed from customers for returned checks. The significant activity in the allowance for doubtful receivables that the staff has inquired about relates primarily to the returned checks category of receivables.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding these responses should be directed to me or to D. Michael Byrum, Corporate Controller, at (904) 783-5597. In addition, we request that you advise us when the staff has completed its review of the filings.

Sincerely,

/s/ Bennett L. Nussbaum
Bennett L. Nussbaum
Senior Vice President and Chief Financial Officer